Mail Stop 3651

July 24, 2006

<u>Via Fax and U.S. Mail</u>

George R. Chapdelaine
CEO, President and Director
Boston Restaurant Associates, Inc.
Stonehill Corporate Center
999 Broadway, Suite 400
Saugus, MA 01906

RE: Boston Restaurant Associates, Inc.
       Schedule 13E-3 filed on May 31, 2006
       File No. 005-49225

       Boston Restaurant Associates, Inc.
       Preliminary Proxy Statement filed on May 31, 2006
       File No. 001-13320

Dear Mr. Chapdelaine:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Rule 13e-3(a)(3) defines a going private transaction as "any transaction or series of transactions…which has either a reasonable likelihood or purpose of producing" the effects specified in paragraph (a)(3)(ii) of the Rule. A going

private transaction may take place in multiple steps. Explain to us why the privately negotiated stock purchase from Mr. Lipton by Dolphin Direct Equity Partners, L.P. on October 11, 2005 should not be considered the first step in this going private transaction. See Q&A No. 4, in SEC Release 34-17719 (April 13, 1981).

2. Please note that you have inappropriately relied on Rule 0-11 to calculate your fee based on 1/50 of 1% of the transaction valuation. Section 14(g) of the Securities Exchange Act, as amended, establishes the fee for merger transactions. In addition, it appears that the filing fee was calculated based solely on the number common stock that may be acquired from non-affiliated holders. Rule 0-11 requires that the fee calculation be based on the value of all securities to be acquired. Please revise accordingly.

3. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you believe that the Salas Group, Dolphin Offshore Partners, L.P. and Dolphin Management Inc., are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include these persons as filing persons on the Schedule 13E-3. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to this comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. In addition, if Dolphin Offshore is a filing person then each filing person must revise its fairness determination so that the fairness determination does not encompass shares held by Dolphin Offshore. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Item 12(e) Recommendation to Others

4. Please revise to indicate whether any executive officer, director or affiliate of the issuer has made a recommendation either in support of or opposed to the transaction. Refer to Item 1012(e) of Regulation M-A. In that regard, we note the disclosure in the "Special Factors – Fairness of the Merger by the Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas" section that the listed persons are not making any recommendation to others. Please either include a statement to that effect in the Schedule 13E-3 or include an appropriate cross-reference.

Item 13 Financial Statements

5. It appears that you intend to comply with Item 13 of Schedule 13E-3 by
    presenting summarized financial data as required by Item 1010(c) of Regulation
    M-A and incorporating the financial information required by Items 1010(a) of
    Regulation M-A by reference. If this is the case, please revise to include all of the
    required disclosures of Item 1010(c). For example, revise to include your net
    book value per share, ratio of earnings to fixed charges and appropriate pro forma
    data within this section. See Instruction 1 to Item 13 of Schedule 13E-3.

Preliminary Proxy Statement
General

6. Because proxies are being solicited, use of the PRE 14C EDGAR submission type
    to identify this filing is inappropriate. When you file your amendment, please file
    a Schedule 14A cover page and file your amendment under cover of Schedule
    14A on EDGAR. Refer to Rules 14a-6(m) and 14a-101. The amended
    document's appropriate EDGAR submission type should be PREM14A to reflect
    that the preliminary proxy statement relates to a merger.

7. Please revise to indicate that the proxy statement and form of proxy are
    preliminary copies. Refer to Rule 14a-6(e)(1).

8. We note from your 10-K filed on June 30, 2006 that you determined it is unlikely
    that you will satisfy the condition to your Merger Agreement related to
    transaction costs and that you had not received a waiver from Dolphin as of June
    29, 2006. Please revise your filing throughout, including your cover letter, to
    address whether you have received a waiver and if not, please address the
    likelihood that you will receive a waiver.

Summary Term Sheet, page 3

9. Please carefully review the cross-references here, in your table of contents and in
    your Schedule 13E-3 to ensure their accuracy. For instance, we note that the
    "Continuing Equity Interest" section of the summary term sheet incorrectly refers
    to the "Special Factors- Interests of the Continuing Stockholders in the Merger"
    as beginning on page 39, instead of page 38.

10. Please revise the structure of your proxy statement so that all of the disclosure
    required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors"
    section at the beginning of the document, immediately following the Summary
    section. Refer to Rule 13e-3(e)(1)(ii). In addition, please revise your Q&A and
    Summary Term Sheet to delete duplicative information.

The Merger, page 3

    11. Please revise to state the name of "Newco."

Parent, page 3

    12. Briefly explain the nature of the affiliation between Parent, Dolphin Offshore and Dolphin Management Inc.

Stockholder Vote, page 3

    13. Please clarify whether the vote of unaffiliated shareholders refers to a vote of unaffiliated common stockholders or a vote of unaffiliated common stockholders and unaffiliated preferred stockholders voting as a single class.

    14. Disclose the number of outstanding shares of common stock and preferred common stock as well as the aggregate number of shares of common and preferred stock held by unaffiliated holders.

Continuing Equity Interest, page 4

    15. We note that your disclosure here and on page 38 indicates that no agreement has been reached regarding the contributing stockholders ability to contribute their stock in exchange for securities of the surviving entity. Please revise throughout the document to clarify that no agreement has been reached and an agreement may not be reached.   For instance, your letter to shareholders implies that Contributing Stockholders may currently elect to exchange their securities for securities of the surviving entity.

Special Committee, page 4

    16. We note the statement that "[t]o eliminate any conflict of interest in evaluating, negotiating and recommending the merger and the terms of the Merger Agreement with Parent and Newco, our board of directors formed a special committee of directors." It does not appear to the staff that the creation of a special committee serves to "eliminate" all conflicts of interest. For instance, the board of directors, some of whose members have conflicts of interest, does recommend the merger. Please revise here and elsewhere as appropriate.

Fairness of the Merger, page 4

    17. Item 1014 of Regulation M-A requires each filing person and affiliate to opine as to the fairness of the transaction to the unaffiliated shareholders only. The phrase

"BRA public stockholders" appears to encompass a larger set of shareholders than the unaffiliated shareholders. Please revise so it is clear that the fairness determinations refer to unaffiliated holders.

Dividends, page 15

18. Please revise to state the amount of dividends paid during the past two years with respect to your preferred stock and describe any restriction on your ability to pay preferred stock dividends.

The Participants, page 19
The Contributing Stockholders, page, 19

19. "Participants" is a defined term for purposes of Schedule 14A. If you are referring to participants as defined in Instruction 3 to Item 4 of Schedule 14A, please identify each participant including Messrs. Grace, Devine and Taft. If you are referring to filing persons or parties to the merger, please revise your heading accordingly.

Special Factors, page 20
Background of the Merger, page 20

20. Please identify who first proposed the possibility of going private and when this occurred.

21. Please identify the "other external factors" that the board and management believe have constrained share price.

22. Please clarify your disclosure in the first sentence on page 21 to identify the "financial advisors" the special committee met with on September 15, 2005. The reference to "advisors" is unclear whether you are referring to advisors other than or in addition to BB&T.

23. We note your second paragraph on page 21 where you state that BB&T Capital Markets had narrowed the number of potential buyers of BRA to five. Please revise to disclose the reasons why the number of potential buyers decreased from eight to five.

24. We note your sixth paragraph on page 21 where you state that BB&T Capital Markets informed the Salas Group that the special committee would not support any price less than $0.70 per share. Please revise to state whether the other potential buyers were similarly informed.

25. We note in your last paragraph on page 22 where you state that lengthy discussion followed each presentation and that the financial and legal advisors answered questions raised by the committee members. Please summarize the material aspects of these discussions, questions and answers. Similarly revise the first full paragraph on page 23.

26. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by BB&T during your evaluation of the transaction and file any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For example, summarize the presentation given on February 16, 2006. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Reason for the Special Committee's Determination, page 23

27. It appears as if the board and the fairness advisor have made two separate determinations/recommendations. The first is the determination that the merger is fair to and in the best interests of BRA stockholders other than Continuing Stockholders. The second is the recommendation that the Merger Agreement and merger be adopted and approved. In that regard, it appears that the header "Reasons for the Special Committee's Determination" appears to refer to the fairness determination, but the first sentence of the section appears to refer to the factors underlying the decision to recommend the merger. Please revise here and elsewhere as appropriate to address this potential ambiguity.

28. We note your statement on the top of page 25 that "the special committee also determined that the merger is procedurally fair because among other things:" Because filing persons refer back to this section in support of their fairness determinations, please revise this sentence and the subsequent disclosure as appropriate to ensure that this section clearly discusses all of the material bases underlying the special committee's procedural fairness determination.

29. We note your statement in the tenth bullet point on page 25 that no party expressed a serious interest in acquiring BRA at a valuation exceeding $.70 a share. Please reconcile this statement with the disclosure on page 22 that indicates discussions were held in January of 2006 with a third party offering $.75 a share contingent upon a purchasing condition being satisfied.

Reasons for the Board of Directors Determination, page 26

30. We note that the board "considered a wide variety of factors in its evaluation of the merger" and that that the Board adopted the conclusion and analyses of the special committee with regard to its determination to recommend the merger. It is not clear to the staff whether this disclosure is intended to satisfy the board's Item 1013(c) of Regulation M-A disclosure obligation. If so, please include disclosure explaining what reasons different from or in addition to those set forth in the special committee's discussion, if any, the board considered. Please provide expanded disclosure explaining why the board believed each of the bulleted reasons set forth by the special committee are reasons why the merger was structured in its current form and why the merger was undertaken at this time. In that regard, several of the statements lack sufficient detail or are inappropriately conclusory. Refer to Item Instruction 1 to Item 1013 of Regulation M-A. For example:

- The board should expand upon the third bullet point on page 24 to quantify, to the extent possible, the limitations BRA would continue to suffer as a public company. For instance, discuss BRA's trading volume, level of sponsorship, and attention from analysts; and
- The board the should expand upon the fourth bullet point on page 24 to quantify, to the extent possible, the accounting, legal and other expenses BRA would be required to incur if it remained a public company.
- Expand the last paragraph of this section to explain how the reasons set forth there impacted the board's determination reasons to recommend the merger.

Fairness of the Merger to Stockholders Other than the Continuing Stockholders, page 26

31. Each filing person must include a statement as to whether it believes that the Rule 13E-3 transaction is procedurally and substantively fair to <u>unaffiliated</u> stockholders and an analysis of the material factors upon which each relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q & A No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether your limitation to "BRA stockholders other than the Continuing Stockholders" addresses all unaffiliated holders of common stock. Further, it is unclear whether the fairness determination addresses common stock, preferred stock or both. In that regard, we believe that each filing person's fairness determinations should separately address common stock held by non-affiliates. Please revise.

32. We note that the board considered the merger to be substantively and procedurally fair to stockholders "for all of the reasons set forth in "-Recommendation of the Board of Directors; Fairness of the Merger – Reasons for the Special Committee's Determination." Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A

require a discussion of the material factors upon which a belief as to fairness is based. The disclosure in the special committee's recommendation section appears to combine a discussion of fairness with a discussion of the reasons for undertaking the merger. For instance, the first sentence of that section indicates that the discussion addresses the reasons why the special committee recommended approval of the merger while on page 25 you discuss reasons why the special committee determined that the merger was procedurally fair. Please carefully review and revise your disclosure for each filing person to separately discuss the factors underlying each filing person's fairness determination.

33. Please note that when addressing fairness, all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail in the proxy materials. For example, we note that the special committee either does not address or does not provide sufficient analysis regarding several of the factors listed in Instruction 2 of Item 1014 of Regulation M-A. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. Refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719. ("…the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values.").

34. If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis. For instance:

- If the board is also relying on the analyses and conclusions of BB&T the board must specifically adopt the analyses and conclusions of BB&T.
- In first bullet point on page 23, the special committee "accepted" rather than "adopted" the analysis of BB&T regarding current and historical stock prices. Also, we are unable to locate any discussion by BB&T of historical stock prices. Please revise your disclosure to clarify whether the special committee is expressly adopting the analyses and conclusions of BB&T and please explain the basis for the reference to historical stock prices.

35. To the extent the board includes or adopts the bullet points from the "Reasons for the Special Committee's Determination" section in support of its fairness determination, please be advised that Item 1014(b) of Regulation M-A requires that you discuss each factor considered in reasonable detail. In many cases, the bullet point disclosure in the special committee section provides insufficient detail to explain how the matter discussed relates to a fairness determination. Please expand the bullets to explain how each factor supports or does not support the

board's fairness determination. Vague statements of topics, such as "the potential for growth through new store openings" are not sufficient. For example:

- The second bullet point on page 23 should be expanded to explain how the factors referenced therein impacted the special committee's fairness determination;
- The first bullet point on page 24 should be expanded to quantify the controlling interest held by parent, explain why that would deter "potential strategic and financial third party buyers" and explain whether the special committee considered its largest investor's unwillingness to sell its interest in BRA unless the price was "significantly higher" than $.70 as supporting a finding that the $.70 price being offered by that same investor was substantively fair; and
- The eighth bullet point on page 24 should be expanded to quantify, in aggregate, the financial obligations of the Parent pursuant to the Merger Agreement and explain the basis for the special committee's belief in the ability to meet their financial obligations.

36. We note your disclosure in the first full paragraph at the top of page 27 that BB&T provided an opinion that the merger is fair to your stockholders, "other than the Continuing Stockholders." Please revise to state whether BB&T was retained to act solely on behalf of <u>unaffiliated</u> common stock holders. Refer to Item 1014(d) of Regulation M-A. In that regard, we note that the Exhibit C indicates that the opinion covered fairness to all shareholders which appears to include both affiliates and holders of the preferred common stock.

<u>Determination of the Fairness of the Merger by the Parent, Newco, the potential
Contributing Stockholders, Dolphin Offshore and Peter Salas page 26</u>

37. Please note that each comment in the previous section applies to this section as well.

38. We note that the determination by each party is based "only on the facts and information available" to such party. Please expand your disclosure to explain what information, if any, each individual was lacking when making the fairness determination. In that regard, we note that each party listed is either a board member, executive or close affiliate of the company. Alternatively, revise to remove the implication that these parties are making a qualified fairness determination.

39. Please expand your disclosure to explain why each member of the Salas Group found the transaction to be substantively fair given their statement that they would not sell their securities unless the price were significantly higher than $.70.

40. Please expand each bulleted factor to explain why each factor supported each filing person's fairness determination. Include quantification where appropriate.

41. Please disclose all the factors each filing person considered in determining the transaction was procedurally fair.

Opinion of Financial Advisor to the Special Committee, page 28

42. We note your reference on page 30 to non-public information furnished by the company. Disclose all of the financial forecasts that management provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

43. Please expand your disclosure to explain how the advisor arrived at the discounts, growth rates and premiums it selected for each analysis.

General, 35

44. We note the disclosure on top of page 36 that "a success fee based on the aggregate value of the merger" will be paid to BB&T Capital Markets. Please revise to disclose the formula for calculating the success fee and a range of the possible amounts to be paid. Refer to Rule 1015(b)(4).

45. We note BB&T was previously retained to "conduct a process" that was described in part on page 29. Please describe, and quantify any fees paid relating to, any material relationship that existed during the past two years between the company and its affiliates, and BB&T. Refer to Rule 1015(b)(4).

Purpose and Structure of the Merger, page 36

46. Please revise your disclosure to indicate the reasons for the structure of the transaction and why each filing person has chosen to undertake this transaction at this point in time as opposed to other times in your operating history. Refer to Item 1013(c) of Regulation M-A.

47. Expand your disclosure to discuss the alternatives considered by each filing person and explain why such alternatives were rejected. Refer to Item 1013(b) of Regulation M-A.

Effects of the Merger, page 36

48. Please acknowledge that you will update your tabular disclosure if an agreement with contributing stockholders is reached. In addition, please expand your table to include Mr. Salas. Refer to Instruction 3 to Item 1013 of Regulation M-A.

49. We note the company has experienced net losses in recent years. Disclose, if true, that filing persons maintaining an interest in the company will benefit from the company's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Merger Financing, page 41

50. Disclose the portion of the consideration that will be financed by the Salas group as compared to the company's available funds. Refer to Item 1007(a) of Regulation M-A.

Federal Income Tax Considerations, page 41

51. Revise to discuss the federal tax consequences of the Rule 13e-3 transaction on the company and the filing persons. Refer to Item 1013(d) of Regulation M-A.

Stock Purchase Information, page 55

52. Please revise to disclose purchases of any subject securities by filing persons during the past two years or advise. Refer to Item 1002(f) of Regulation M-A. In that regard, we note the stock purchase made by Dolphin Direct Equity Partners, L.P. on October 11, 2005.

Security Ownership of Certain Beneficial Owners and Management, page 56

53. Please expand your tabular disclosure to include shares beneficially owned by Mr. Salas, including appropriate explanatory disclosure addressing shared beneficial ownership. Refer to Instruction 5 to Item 403 of Regulation S-K.

Where Stockholders Can Find More Information, page 57

54. We note that you have incorporated by reference the information required by Item 14(c)(2) of Schedule 14A. Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Item 14(e) to Schedule 14A. Please update the disclosure to reflect the filing of your new Form 10-K and revise the Schedule 14A to include the information

required by Item 14, or, in the alternative, please comply with Item 14(e)(2) of Schedule 14A.

55. Advise us of the authority upon which the filing persons rely to disclose that any future filings made by the issuer will automatically be deemed to be incorporated by reference in the proxy statement. In addition, please confirm that the filing persons will amend the Schedule 13E-3 upon the filing of any such documents to the extent necessary to comply with your disclosure obligations under applicable law. Neither Rule 13e-3 nor Schedule 13E-3 permit forward incorporation by reference.

Exhibit A

56. Please refile your entire Agreement and Plan of Merger to include the exhibits you reference in the agreement.

Exhibit C

57. Please tell us whether you will provide an updated fairness opinion that will include a review of your most recent Form 10-K.

58. We note the opinion indicates that your opinion "was prepared solely for the information and assistance of the Special Committee…" Revise the transaction statement and opinion to make clear, if true, that unaffiliated security holders may rely upon the materials when making their evaluation. Alternatively, revise to include the basis for the advisor's belief that shareholders cannot rely on its opinion, including (but not limited to) whether the advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law; whether the governing state law has addressed the availability of such a defense to the advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction; and that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law, or the rights and responsibilities of the board or the advisor under the federal securities laws. See our website, **www.sec.gov**, for further guidance under the Division of Corporation Finance's Current Issues Outline at section II.D.1.

Closing

Please amend the Schedule 13E-3 and preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Rolaine Bancroft at (202) 551-3313 with any questions or you may reach me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: David D. Gamell, Esq.
       Brown Rudnick
       via facsimile: (617)856-8201